Exhibit 16.1

Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, Ontario M5K 1J7 Tel: 416 864 1234 Fax: 416 864 1174 ey.com/ca

15 March 2011

Securities and Exchange Commission
100 Front Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March [16,] 2011, of JBI, Inc. and are in agreement with the statements contained in paragraphs (a) i, ii, iii, iv, v and vi therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

As discussed in Item (a) (iii), although we were auditors of the Company from January 24, 2011 to March 10, 2011, we performed only limited audit planning procedures during this period and we did not report on any financial statements of the Company.

Yours truly,

/s/ Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

A member firm of Ernst & Young Global Limited